As filed with the Securities and Exchange Commission on August 15, 2005
Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Bookham, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	20-1303994 (I.R.S. Employer Identification Number)

2584 Junction Avenue
San Jose, California 95134
(408) 919-1500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Giorgio Anania
Chief Executive Officer
2584 Junction Avenue
San Jose, California 95134
(408) 919-1500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
John A. Burgess, Esq.
Wendell C. Taylor, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Telecopy: (617) 526-5000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ___
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ___
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
________________________________________
CALCULATION OF REGISTRATION FEE

Title of each class of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
securities to be registered	Registered (1)	Offering Price Per Unit (2)	Aggregate Offering Price	Registration Fee (3)
Common Stock, $0.01 par value per share	—	$—	$35,000,000	$4,120

(1)	There are being registered hereunder such in indeterminate number of shares of common stock as shall have an aggregate initial offering price not to exceed $35,000,000.

(2)	The proposed maximum per unit and aggregate offering prices of the common stock will be determined from time to time by the registrant in connection with the issuance by the registrant of the shares of common stock registered hereunder.

(3)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 15, 2005
PROSPECTUS
$35,000,000
BOOKHAM, INC.
Common Stock
     We may offer from time to time up to $35,000,000 aggregate dollar amount of common stock. We may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.
     We will provide you with a prospectus supplement each time we issue common stock under this prospectus, which will contain information about specific terms of that offering and may also update or amend information contained or incorporated by reference into this prospectus.
     Our common stock is traded on the NASDAQ National Market under the symbol “BKHM”. The last reported sale price of our common stock on August 10, 2005 on the NASDAQ National Market was $4.00 per share.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is _____, 2005.

     You should rely only on the information contained or incorporated by reference to this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference to this prospectus. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

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PROSPECTUS SUMMARY
     This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell shares of our common stock in one or more offerings up to a total dollar amount of $35,000,000. We have provided to you in this prospectus a general description of the common stock that we may offer. Each time we sell shares of common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus, together with applicable prospectus supplements, includes all material information relating to this offering.
Corporate Information
     Bookham, Inc. designs, manufactures and markets optical components that generate, detect, route, amplify and manipulate light signals with primary application in communications networks. We also develop photonics and microwave solutions for diversified markets such as research, semiconductor capital equipment and the military.
     Bookham, Inc. is a Delaware corporation and was incorporated on June 29, 2004. On September 10, 2004, pursuant to a scheme of arrangement under U.K. law, Bookham, Inc., or Bookham, became the publicly traded parent company of the Bookham Technology plc group of companies, including Bookham Technology plc, a public limited company incorporated under the laws of England and Wales whose stock was previously traded on the London Stock Exchange and the NASDAQ National Market. Our common stock is traded on the NASDAQ National Market under the symbol “BKHM.” Pursuant to the scheme of arrangement, all outstanding ordinary shares of Bookham Technology plc were exchanged for shares of our common stock on a ten for one basis. In connection with the scheme of arrangement, Bookham changed its corporate domicile from the United Kingdom to the United States.
     Bookham assumed Bookham Technology plc’s Securities and Exchange Commission, or SEC, and financial reporting history effective September 10, 2004. As a result, management deems Bookham Technology plc’s consolidated business activities prior to September 10, 2004 to represent Bookham’s consolidated business activities as if Bookham and Bookham Technology plc had historically been the same entity. References to “the Company” refer to Bookham, Inc. without its subsidiaries.
     References to “we,” “our,” “us” or “Bookham” mean Bookham, Inc. and its subsidiaries as a whole, except where it is clear from the context that any of these terms relate solely to Bookham, Inc., and refers to Bookham’s consolidated business activities since September 10, 2004 and Bookham Technology plc’s consolidated business activities prior to September 10, 2004.
     Unless specifically stated otherwise, all references in this document to the number of shares, per share amounts and market prices have been restated to reflect the closing of the scheme of arrangement.
     Our principal executive offices are located at 2584 Junction Avenue, San Jose, California 95134 and our telephone number at that address is (408) 919-1500.
     Our website is located at www.bookham.com. We have not incorporated by reference into this prospectus the information on our website and you should not consider it to be a part of this document. Our website address is included as an inactive textual reference only.

RISK FACTORS
     An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information included or incorporated by reference into this prospectus before investing in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of these risks occur, our business could suffer, the market price of our common stock could decline and you could lose all or part of your investment in our common stock.
We have generated substantial losses to date and will generate substantial losses in the future unless we achieve significant revenue growth
We incurred substantial net losses in 2001, 2002, 2003, the six-month period ended July 3, 2004 and the nine-month period ended April 2, 2005. Historically, we have failed to achieve the revenues required to achieve cash flow break-even. We may never generate sufficient revenues to achieve profitability or meet our liabilities as they come due. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. Achieving profitability depends, in part, on our ability to successfully implement the cost reduction measures established by management, including the transfer of our test and manufacturing operations to our Shenzhen facility. In order to meet the product demands from our customers, however, we must currently maintain manufacturing capacity both in our UK and Chinese facilities, which defers achievement of cost savings as a result of a transition of manufacturing activities to China. As a result of this delay and our continued operating losses, which must be funded using our cash resources, we anticipate that we will require additional financing in the next twelve months. To date, we have been financed largely by our existing cash balances and our operating cash flows. Despite our private placement of $25.5 million of our 7% senior unsecured convertible debentures and warrants to purchase common stock in December 2004, our existing cash balances and any future revenues may not be not sufficient to cover all future losses.
We anticipate that the report to be issued by our independent registered public accounting firm, Ernst & Young LLP, in connection with the filing of our Annual Report on Form 10-K for the fiscal year ended July 3, 2005 will include an explanatory paragraph that, in Ernst & Young’s opinion, there is substantial doubt that we will continue to operate as a going concern for the twelve month period beginning July 4, 2005.
We will need to raise funds from external sources and failure to raise such funds would adversely impact our operations and financial condition
Our cash flows from operations are currently not sufficient to cover our operating expenses and capital expenditure needs. While we believe that we have sufficient cash balances to meet our anticipated working capital and capital expenditure requirements through the second quarter of fiscal 2006, we will need to obtain further funding from third parties to finance our operations and satisfy our debt repayment obligations. We may not be able to obtain funding from external sources on terms acceptable to us, or at all. In connection with any such financing, we may be required to issue additional equity at prices below the market value on the day of sale, which would dilute the value of our common stock, or we may be required to issue additional debt. If any financing consists, in total or partially, of debt, we may be required to use our available assets to secure such loan, which may be seized in the event we default on such debt. If we are unable to obtain external financing, or if the terms of such financing place unreasonable restrictions on the operation of our business, our ability to continue operations will be significantly adversely affected.
Our success will depend on the extent to which demand for optical components, modules and subsystems improves
Projections of dramatic growth in demand for bandwidth between 1999 and 2001 led to telecommunications carriers investing large amounts of capital in developing and expanding their optical networks. When the projected growth did not materialize in 2001, telecommunications companies ceased to expand their networks, and large portions of those networks proved superfluous and currently remain unused. As a result, the demand by telecommunications carriers for optical systems declined dramatically in 2001 and, in turn, the demand for components supplied by us and other vendors to the systems providers also fell sharply. In addition, the lack of demand was exacerbated by excess optical component inventory held by the leading optical systems vendors. This lack of demand and continuous downturn in the optical components market persisted in 2002, 2003 and 2004. As a result of this extensive downturn in the industry we are unable to predict whether and how long it will take before the excess capacity of existing network systems are fully utilized and demand for additional capacity is generated. Additionally, we are unable to determine what and how much inventory optical systems vendors have left. Continuing unfavorable economic conditions and reduced capital spending of a global nature has also affected demand for our products. The continued uncertainties in the telecommunications industry and the global economy make it difficult for us to anticipate revenue levels and therefore to make appropriate estimates and plans relating to management of costs. The uncertain demand for optical components has had, and will continue to have, a material adverse effect on our results of operations, and we are not able to predict when or if our results of operations will improve.
We remain highly dependent on sales to Nortel Networks Limited and we expect revenues from Nortel to decrease significantly by the end of 2005.
Historically, Nortel Networks Limited has been our largest customer. In the three month period ended April 2, 2005, we sold $19.3 million of products and services to Nortel Networks Limited, or 39% of our total revenues during such period, compared with $19.9 million for the three month periods ended April 4, 2004, or 49% of our total revenues during such period. In the nine month period ended April 2, 2005, we sold $59.2 million of products and services to Nortel Networks Limited, or 43% of our total revenues during such period, compared with $74.2 million for the nine month periods ended April 4, 2004, or 62% of our total revenues during such period.
In connection with the second addendum to the supply agreement with Nortel Networks Limited, which we entered into on May 2, 2005, Nortel Networks Limited issued non-cancelable purchase orders for last-time buys of certain products that we have decided to discontinue and other non last-time buys products with a value which we estimate to be approximately $100 million. Of that $100 million, approximately $50 million represents last-time buy products and approximately $50 million represents non last-time buy products, all of which are to be delivered to Nortel Networks Limited over the next 7 months. This purchase order will automatically expire on March 31, 2006 or earlier if certain events occur. Taking into account Nortel’s purchases pursuant to the non-cancelable purchase orders pursuant to the second addendum to the supply agreement, we expect that Nortel will account for more than 50% of our revenues for quarters ending July 2, 2005 and October 1, 2005. As the non-cancelable purchase orders for last time buys are filled, we anticipate that revenues from Nortel Networks Limited will decrease significantly beginning in the quarter ending December 31, 2005 and remain flat or decline for at least several quarters thereafter. There can be no assurances that we will be able replace this revenue on acceptable profit margins or at all.
To the extent that we may rely on Nortel Networks Limited for revenues in the future, Nortel Networks has experienced significant losses in the past and any future adverse change in Nortel’s financial condition could adversely affect their demand for our products.
Any default under our agreements with Nortel Networks Limited or the notes issued to Nortel Networks UK Limited would have an adverse impact on our ability to continue the conduct of our business.
We are party to a supply agreement with Nortel Networks Limited that has been amended twice, most recently in May 2005. Pursuant to the terms of the supply agreement, as amended, Nortel Networks Limited issued non-cancelable purchase orders for last-time buys of certain products and other non last-time buys products with a value that we estimate to be approximately $100 million, all of which are expected to be delivered to Nortel over the next 10 months. The provisions of the second addendum also include increased prices and adjustment in payment terms of certain of the products we ship to Nortel Networks Limited through March 31, 2006. These provisions will terminate automatically if we: (i) materially breach the terms of the supply agreement, (ii) default under the terms of the promissory notes issued to Nortel Networks UK Limited and related agreements, as described below, (iii) are subject to a change in control or (iv) experience an insolvency event. If any of the foregoing events were to occur, Nortel Networks Limited would have the right to cancel the purchase orders they submitted, which would result in the loss of the remainder of the $100 million payable under the non-cancelable purchase orders issued pursuant to the second addendum to the supply agreement. In addition, to the extent that Nortel Networks Limited decides to purchase any additional products under the second addendum, the increased prices for those products we ship to Nortel Networks Limited would have to be re-negotiated at prices lower than those set forth in the supply agreement, as amended.

The supply agreement, as amended, also requires that we grant a license for the assembly, test, post-processing and test intellectual property (but excluding wafer technology) of certain critical products to Nortel Networks and to any designated alternative supplier, if at any time, we: (i) have a cash balance of less than $25 million; (ii) are unable to manufacture critical products for Nortel Networks Limited in any material respect for a continuous period of not less than six weeks, or (iii) are subject to an insolvency event, such as a petition or assignment in bankruptcy, appointment of a trustee, custodian or receiver, or entrance into an arrangement for the general benefit of creditors. In addition, if our cash balance is less than $10 million or there is an insolvency event, Nortel Networks Limited shall have the right to buy all Nortel inventory we hold, and we shall grant a license to Nortel Networks Limited or any alternative supplier for the manufacture of all products covered by the supply agreement, as amended. Our revenues and business would be substantially harmed if we were required to license this assembly, test, post-processing and test intellectual property to Nortel Networks or any supplier they were to designate.
In connection with our acquisition of the optical components business of Nortel Networks, we issued two promissory notes in an aggregate principal amount of $50 million. As of April 2, 2005, there was approximately $46 million aggregate principal amount outstanding under these two notes. The notes provide that, upon an event of default, Nortel Networks can declare all principal and interest payable under the notes immediately due and payable. Pursuant to the terms of the notes, an event of default includes: (i) failure to pay any interest or principal on the notes when due, (ii) any event which results in the payment of any other debt in an amount in excess of $5 million in advance of the scheduled maturity date, (iii) failure to maintain a cash balance of $25 million or greater after August 2006, (iv) a material default under notes or certain other agreements entered into in connection with the notes, (v) our becoming subject to a bankruptcy event and (vi) failure to provide certain financial information to Nortel within the schedules provided for in the notes. Any event of default under these notes also triggers an event of default under our 7.0% senior convertible debentures due December 2007 which have an aggregate principal amount of $25.5 million. If an event of default were to occur and the principal and interest payable under the notes were accelerated, we would not be able to pay the notes issued to Nortel or the 7.0% senior convertible debentures due December 2007 without selling a substantial amount of our assets, if at all, which would have a material adverse impact on our ability to continue the conduct of our business.
We may not be able to retain Nortel Networks Limited as a customer if they terminate the supply agreement, or after the expiration of its term.
On February 8, 2005, we entered into a first addendum to the supply agreement with Nortel Networks Limited, which required that we supply Nortel Networks Limited with a last-time buy for certain discontinued products and increase our capacity for and produce certain designated critical product-in feed components. This first addendum provides that, if we fail to achieve certain designated delivery or performance requirements, we must make prepayments, on a pro rata basis, to Nortel Networks UK Limited under the two promissory notes we initially issued in connection with our acquisition of the optical components business of Nortel Networks Corporation. These prepayments range in size from $500,000 to $2 million, depending upon the applicable deliverables, up to a maximum of $8 million. Any requirement we make these prepayments could have an adverse effect on our financial condition. In addition, if at any time we have a cash balance of less than $25 million, we are required to grant a license to Nortel Networks Limited, and any designated third party manufacturer or supplier, for the assembly, post-processing and test intellectual property (but excluding wafer technology) of certain critical products. Furthermore, under the second addendum to the supply agreement, the non-cancelable purchase order and price adjustments will terminate on March 31, 2006 or earlier upon the occurrence of certain events, including an event of default under the notes or the supply agreement or a change of control. The termination of purchase order or price arrangements under the second addendum would have a material adverse impact on our financial condition.
Our debt repayment obligations may affect our ability to operate our business
In connection with our acquisition of the optical components business from Nortel Networks Corporation, we issued to Nortel Networks UK Limited secured interest-bearing notes. As of May 1, 2005, the aggregate principal amount outstanding under the notes was approximately $45.9 million. The first note, with an aggregate principal amount outstanding of approximately $25.9 million, bears interest at the rate of 7% per year, increasing 0.25% per quarter beginning three months after issue until repayment, up to a maximum rate of 10% per year, and is payable in full no later than November 8, 2006. As of May 1, 2005, the note bore interest at a rate of 9.5%. The second note, in the aggregate principal amount of $20 million, bears interest at the rate of 4% per year, and is payable in full no later than November 8, 2007. Both notes are secured by certain of our and our subsidiaries’ assets. We are required to repay the notes, in full or in part, at earlier times upon the occurrence of various events, including an equity or equity-linked financing by us. The notes also require us to maintain a cash balance of at least $25 million while the notes are outstanding on or after August 8, 2006. If we are in default pursuant to the terms of the senior unsecured convertible debentures we issued in December 2004 describe below, we would trigger a default under the notes issued to Nortel Networks UK Limited, in which event all outstanding principal and accrued interest would be immediately due and payable under such notes. On December 20, 2004, we issued senior unsecured convertible debentures in a private placement resulting in gross proceeds of $25.5 million. These debentures bear interest at a rate of 7% per annum payable on each March 31, June 30, September 30 and December 31, while such debentures are outstanding, and on the maturity date. The debentures may be converted into shares of our common stock at the option of the holder prior to the maturity of the debentures on December 20, 2007. The conversion price of the debentures is $5.50. The debentures may also be converted into common stock by us under certain circumstances. If we are in default pursuant to the terms of the notes we issued to Nortel Networks UK Limited, we would also trigger an event of default under the debentures, in which event all outstanding principal and interest would be immediately due and payable under the debentures. Our business currently does not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness or to fund our other liquidity needs, including working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements. If we cannot fund our liquidity needs through alternative sources of capital such as a financing, we will have to take actions such as reducing or delaying capital expenditures, product development efforts, strategic acquisitions, investments and alliances, selling assets, restructuring or refinancing our debt, or seeking additional equity or debt capital. We may not be able to effect any of those remedies on commercially reasonable terms, or at all. If we incur additional debt above current levels, the risks associated with our leverage, including the risk that we will be unable to service our debt or generate enough cash flow to fund our liquidity needs, could intensify.
We and our customers are each dependent upon a limited number of customers
Historically, we have generated most of our revenues from a limited number of customers. For example, in each of the last two calendar years ending December 31, 2003 and December 31, 2004, sales to our top five customers accounted for 83% and 68% of our revenues, respectively. Sales to two of those customers, Nortel Networks Limited and Marconi Communications, respectively, accounted for, 58% and 12% in 2003, 62% and 12% for the nine month period ending April 4, 2004 and 43% and 4% for the nine month period ended April 2, 2005. Our dependence on a limited number of customers is due to the fact that the optical systems industry is dominated by a small number of large companies. That market is currently consolidating, thereby reducing the number of potential customers in the industry. This trend may further increase our dependence on a small number of customers. Similarly, our customers depend on a small group of telecommunications carrier customers to purchase their products that incorporate our optical components.
We expect to continue to generate a significant amount of our revenues from the supply agreement with Nortel Networks Limited, which expires in November 2006. The supply agreement provides for Nortel Networks Limited to purchase a percentage of its optical components requirements from us until November 2005. If Nortel Networks Limited’s financial condition deteriorates because of the continued severe slowdown in the telecommunications industry or due to changes in its own financial position or other circumstances, Nortel Networks Limited may not perform, in full or in part, its obligations under the supply agreement. We may not have a commercially practicable means to recover any shortfall by Nortel Networks Limited of its purchase obligations. Nortel Networks Limited has issued to us a non-cancellable purchase order for certain products with a value we estimate to be approximately $100 million. This purchase order expires on March 31, 2006 or earlier upon the occurrence of certain events including an event of default under the notes or supply agreement or a change in control. Our supply agreement with Marconi Communications, which provided for Marconi Communications to purchase $48.3 million of products and services from us, expired in June 2004. As a result of the expiration of the agreement, the amount of revenues we receive from Marconi Communications has declined. The loss of one or more of our customers, or any decrease in revenues earned from Nortel Networks Limited or Marconi Communications, could materially adversely affect our revenues and results of operations. In addition, many of our customers, and their telecommunications carrier customers, have been affected by the downturn in the telecommunications industry and are in poor financial condition. The condition of these companies may affect the amount and type of orders they are able to place with us.

We may not realize the expected benefits from moving our corporate domicile from the United Kingdom to the United States
On September 10, 2004, we completed a scheme of arrangement in which we effectively changed our corporate domicile from the United Kingdom to Delaware. Changing our corporate domicile was complex, time consuming and expensive. In addition, as a company domiciled in the United States, we are subject to additional SEC rules and regulations. In order to realize any benefits from our change in corporate domicile, we will need to achieve the timely, efficient and successful execution of a number of events, including:
•	retaining existing customers and attracting additional customers;
•	retaining and hiring additional key personnel;
•	retaining strategic partners and attracting new strategic partners; and
•	creating uniform standards, controls, procedures, policies and information systems.
We may not succeed in addressing these risks or achieving any of the benefits we hope to receive from the change in corporate domicile. Any failure to address these risks or to achieve expected benefits could have a material adverse effect on the market price of our common stock.
We need to take specific steps to address compliance with Section 404 of the Sarbanes-Oxley Act of 2002, and there is no assurance we will do so on a timely basis
Compliance with new corporate governance and financial reporting standards, such as those of the Sarbanes-Oxley Act of 2002, has in the past and will in the future continue to involve substantial cost and investment of our management’s time. We are currently evaluating and documenting our internal control systems in order to allow management to report on, and our independent auditors to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Our management is currently undertaking a comprehensive effort to prepare for the assessment required by Section 404 that will take effect for our fiscal year ending July 2, 2005, and implementing changes to our financial processes and controls, including more timely and complete documentation of judgments made during the financial statement close process and improvements to information technology access and security controls, as well as enhancing the capabilities of our financial and accounting staff regarding US GAAP in light of our reincorporation as a US company. There can be no certainty that these steps, as well as our actions to address the material weakness described below, can be successfully completed on a timely basis. Any failure to comply with these new financial reporting standards could create a negative public perception of our company and could adversely affect our business, operating results and financial condition. This process has been extremely time-consuming and has involved substantial effort on the part of management. We cannot assure you that this evaluation will not result in the identification of significant control deficiencies or material weaknesses or that our auditors will be able to attest to the effectiveness of our internal control over financial reporting.
We were informed by Ernst & Young LLP, our independent registered public accounting firm, of a material weakness in our internal controls in connection with the preparation of our financial statements for the three-month period ended October 2, 2004, as previously disclosed in our Quarterly Report on 10-Q for that period. Ernst & Young LLP informed us and our audit committee that we had incorrectly included certain foreign currency translation adjustments in our statement of operations for such three month period rather than reflecting such adjustments as cumulative translation adjustments within stockholders’ equity on our balance sheet for that period in accordance with FAS 52, Foreign Currency Translation. As a result, our net loss for the three-month period ended October 2, 2004 was $38.3 million, rather than $37.1 million as previously reported in our earnings press release issued on October 26, 2004. Ernst & Young LLP advised us that this condition is a material weakness in our internal control over financial reporting. We have reviewed the appropriate application of FAS 52 with Ernst & Young LLP and are implementing procedures designed to assure its proper allocation in the future.
In addition, the significant demands on our management and accounting personnel in recent months, including those resulting from our transfer of our principal accounting functions from our offices in the United Kingdom to those in the United States, which was recently undertaken as a result of our reincorporation in the United States, led to increases in the time required to perform control procedures and to develop and analyze information in connection with the closing of our books for the quarter ended April 2, 2005. The increase in the time required to close our books caused delays in finalizing our financial statements, which prevented the filing of our quarterly report on Form 10-Q for the quarter ended April 2, 2005 by May 12, 2005, the filing deadline. Our management concluded that the delays reflected a material weakness in our internal controls over financial reporting.

As a result of our global operations, our business is subject to currency fluctuations that may adversely affect our operating results
Due to our multi-national operations in Europe, North America and Asia, our business is subject to fluctuations based upon changes in the exchange rates among the currencies in which we collect revenues and pay expenses. In particular, despite our change in domicile, the majority of our expenses continue to be denominated in U.K. pounds sterling, while a substantial portion of our revenues are denominated in US dollars. Fluctuations in the exchange rate between these two currencies and, to a lesser extent, other currencies in which we collect revenues and pay expenses, affect our operating results. In recent periods, the value of the U.S. dollar has declined significantly in comparison with the pound sterling and the euro. The average U.S. dollar exchange rate has moved from $1.83 per pound sterling for the three month period ended April 4, 2004 to $1.90 per pound sterling for the three month period ended April 2, 2005, which represents a 4% decline in the strength of the U.S. dollar relative to the pound sterling. The average U.S. dollar exchange rate has moved from $1.72 per pound sterling for the nine month period ended April 4 2004, to $1.86 per pound sterling for the nine month period ended April 2, 2005, which represents an 8% decline in the strength of the U.S. dollar relative to the pound sterling.
Continued weakness of the U.S. dollar versus the pound sterling will adversely affect our margins and cash flow and make it more difficult for us to achieve improvements in our operating results in the short term. We engage in currency hedging transactions in an effort to cover any exposure to such fluctuations, and we may be required to convert currencies to meet our obligations, however, under certain circumstances, hedging transactions can have an adverse effect on our financial condition.
We expect to acquire businesses as part of our strategy, and we will need to integrate them successfully
Acquisitions have historically been an important part of our business strategy and will form part of our strategy in the future. For example, in 2002 Bookham Technology plc acquired the optical components businesses of Marconi Optical Components Limited and Nortel Networks. In July 2003, Bookham Technology plc acquired substantially all of the assets and certain liabilities of Cierra Photonics. In October 2003, Bookham Technology plc acquired Ignis Optics. In March 2004, Bookham Technology plc acquired New Focus. In June 2004, Bookham Technology plc acquired Onetta. Any acquisition transaction could involve the issuance of a significant number of new equity or debt securities and/or the payment of substantial cash consideration. If we fund acquisitions in whole or in part through the issuance of equity securities, our existing stockholders may experience substantial dilution. We may also be required to make significant investment in acquired companies to facilitate commercialization of their products or to support the integration of their operations with ours. Any acquisition may also involve significant management time and attention, which could cause disruption to our overall operations. Any acquisition resulting in entry into a new market, such as our acquisition of Ignis Optics, a company in the data communications sector, and New Focus, a company in the photonics and microwave sector, could present numerous challenges including diversion of financial and managerial resources and creation of uncertainty among existing customers. Moreover, if we are unable to integrate successfully any newly acquired business or technologies, we may be unable to achieve our strategic goals and our business could suffer Any of these problems could adversely affect our results of operations. In order to reduce overhead costs in the quarter ended April 2, 2005, we closed the operations of Onetta, severing the majority of the employees, discontinued production of the majority of its products and consolidated manufacturing of the other remaining products into other production facilities. We currently intend to continue Ignis Optics, New Focus and Onetta as separate legal entities.
Fluctuations in operating results and a long sales cycle could adversely affect our revenues which would affect the market price of our common stock
Our revenues and operating results are likely to fluctuate significantly in the future. The lack of visibility as to future revenue sources from our newly integrated businesses, the timing of order placement, size of orders and satisfaction of contractual customer acceptance criteria, as well as order or shipment delays or deferrals, with respect to our products, may cause material fluctuations in revenues. To date, our sales cycles have been lengthy. The period between initial contact with a customer to the receipt of a purchase order has frequently been six months to a year or more. In addition, most of our customers perform, and require us to perform, extensive process and product evaluation and testing of components before purchase. This lengthy sales cycle may cause our revenues and operating results to vary from period to period and it may be difficult to predict the timing and amount of any variation.
Delays or deferrals in purchasing decisions may increase as we develop new or enhanced products for new markets, including data communications, aerospace, industrial and military. Our current and anticipated future dependence on a small number of customers increases the revenue impact of each customer’s decision to delay or defer purchases from us. Our expense levels in the future will be based, in large part, on our expectations regarding future revenue sources and, as a result, net income for any quarterly period in which material orders fail to occur, are delayed, or deferred could vary significantly.

Because of these and other factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. In future periods, results of operations may differ from the estimates of public market analysts and investors. Such a discrepancy could cause increased losses and the market price of our common stock to decline.
Our business will be adversely affected if we cannot manage the significant changes in the number of our employees and the size of our operations
We experienced a significant increase in the number of our employees, the scope of our operations and financial systems and the geographic area of our operations in 1999 and 2000. In 2001, however, we experienced a significant reduction in the number of employees and scope of our operations because of declining demand for our products. In addition, a number of our manufacturing facilities were underutilized in light of reduced demand. In 2002, our employee numbers, scope of operations and the geographic area of our operations again significantly expanded through acquisitions, although the increase in our headcount was offset by employee reductions. As a result of the merger with New Focus in March 2004, we acquired approximately 200 employees based at New Focus’s headquarters in San Jose, California. In addition, we acquired approximately 50 employees as a result of the acquisition of Onetta. These significant changes in headcount have placed, and will continue to place, a significant strain on management and other resources. We face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs in different jurisdictions.
There is a risk that, during such periods of growth or decline, management will not sufficiently coordinate the roles of individuals to ensure that all areas receive appropriate focus and attention. If we are unable to manage our headcount, manufacturing capacity and scope of operations effectively, the cost and quality of our products may suffer, we may be unable to attract and retain key personnel and we may be unable to market and develop new products. Further, the inability to successfully manage the substantially larger and geographically more diverse organization, or any significant delay in achieving successful management, could have a material adverse effect on us and, as a result, on the market price of our common stock.
We generate a significant portion of our revenues internationally and therefore are subject to additional risks associated with the extent of our international operations
Our revenues for the nine-month period ended April 2, 2005, the six-month period ended July 3, 2004, and the years ended December 31, 2003, 2002 and 2001 were $37.2 million, $20.4 million, $13.5 million, $4.7 million and $2.9 million, respectively, in the United States and $102.1 million, $59.3 million, $132.7 million, $47.2 million and $28.7 million, respectively, outside the United States.
We are subject to additional risks related to operating in foreign countries, including:
•	currency fluctuations, which could result in increased operating expenses and reduced revenues;
•	greater difficulty in accounts receivable collection and longer collection periods;
•	difficulty in enforcing or adequately protecting our intellectual property;
•	foreign taxes;
•	political, legal and economic instability in foreign markets; and
•	foreign regulations.
Any of these risks, or any other risks related to our foreign revenues, could materially adversely affect our business, financial condition and results of operations.

If our customers do not qualify our manufacturing lines or the manufacturing lines of our subcontractors for volume shipments, our operating results could suffer
Most of our customers do not purchase products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. Our customers may also require that we, and any subcontractors that we may use, be registered under international quality standards, such as ISO 9001. Any relocation or consolidation of our manufacturing lines from existing manufacturing facilities, such as our shift of manufacturing capacity to Shenzhen, China, may need to undergo qualification by our customers before commercial production on these lines can recommence. In addition, we have in the past, and may in the future, encounter quality control issues as a result of relocating our manufacturing lines or introducing new products to fill production. The qualification process, whether in connection with new products or the relocation of manufacturing lines for current products, determines whether the manufacturing line meets the quality, performance and reliability standards of customers and organizations that set industry standards. We may experience delays in obtaining customer qualification of our manufacturing lines and, as a consequence, our operating results and customer relationships would be harmed.
Delays, disruptions or quality control problems in manufacturing could result in delays in product shipments to customers and could adversely affect our business
We may experience delays, disruptions or quality control problems in our manufacturing operations or the manufacturing operations of our subcontractors. As a result, we could incur additional costs that would adversely affect gross margins, and product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our revenues, competitive position and reputation. Furthermore, even if we are able to deliver products to our customers on a timely basis, we may be unable to recognize revenues based on our revenue recognition policies. For example, New Focus has experienced disruptions in the manufacture of some of its products due to changes in its manufacturing processes, which resulted in reduced manufacturing yields, delays in product shipment and deferral of revenue recognition. Any manufacturing disruptions in the future, including disruptions as a result of the consolidation of our facilities, could adversely affect our revenues, gross margins and results of operations. In addition, we may experience manufacturing delays and reduced manufacturing yields upon introduction of new products to our manufacturing lines or integration of acquired products. We have in the past experienced lower-than-targeted product yields, which have resulted in delays of customer shipments, lost revenues and reduced gross margins.
We could be adversely affected if we are unable to manage our manufacturing capacity to meet fluctuating levels of demand for our products, this includes the uncertainty of transferring certain operations to our facility in Shenzhen
A significant and steady decline in the demand for optical components beginning in 2001 resulted in marked underutilization of our manufacturing capacity, and, in July 2002, we announced that we were closing our manufacturing facilities in Swindon, U.K. and Maryland, US. In 2002, we acquired a manufacturing facility in Caswell, U.K. as part of the acquisition of the optical components business of Marconi Optical Components Limited, and in connection with our acquisition of the optical components business from Nortel Network Corporation, we acquired four more manufacturing facilities located in the United Kingdom, Canada and Switzerland. All of these facilities are underutilized. In 2004, in connection with our acquisition of New Focus, we acquired two additional manufacturing facilities. We have closed our Ottawa, Canada manufacturing facility and have transferred its operations to our Caswell site, and we have closed our Abingdon, U.K. manufacturing facility. In addition, we have announced a restructuring plan which includes moving a majority of our assembly and test operations to our facility in Shenzhen, China. We are in the process of transferring manufacturing operations previously undertaken at our Paignton U.K. facility and have completed the closure of our former headquarters facility at Abingdon, U.K. Fluctuations in customer demand, combined with the acquisition of these additional manufacturing facilities, present challenges and will require us to evaluate manufacturing capacity and to assess and predict demand appropriately in order to ensure availability and staffing of manufacturing facilities sufficient to meet that demand. For example, in the quarter ended April 2, 2005, we experienced increased customer demand for certain of our products that required that we operate our Paignton facility at greater capacity than we had anticipated when we implemented our most recent restructuring plan. This increased use of the Paignton facility to meet customer demands constrained the planned transition of our manufacturing and test operations from our facility in the UK to China. If we are unable to effectively and quickly carry out the transition to our Shenzhen facility, our ability to obtain the benefits of our restructuring plans could be adversely effected. In addition, the Failure to accurately evaluate manufacturing capacity generally and assess product demand on a timely basis could have an adverse effect upon gross margins or have the effect of increasing overall operating expenses. In addition the addition of capacity to meet increasing demand for certain products requires cash investment, and the equipment often times have lead times in excess of six months and requires experience to install the equipment, qualify products on new equipment and to qualify the production process. We may therefore fail to meet customer demand for these products or miss short-term demand.

We may incur significant restructuring charges that will adversely affect our results of operations
In light of our restructuring and cost reduction measures in 2002, 2003 and 2004 in response to the depressed demand for optical components, and our consolidation activities, we have incurred significant restructuring related charges. Such charges totaled $3.8 million, $7.9 million, $4.3 million, a $0.6 million credit, $0 and a $0.2 million credit for the quarters ended April 2, 2005, January 1, 2005, October 2, 2004, July 3, 2004, April 4, 2004 and December 31, 2003, respectively. In 2004, we announced further restructuring plans, which include moving the majority of our assembly and test operations from our site in Paignton, U.K. to our facility in Shenzhen, China and closing our former headquarters facility in Abingdon, U.K. We anticipate that these restructuring plans will be completed by December 31, 2005 and we expect to incur total restructuring charges in the range of $24.0 million to $30.0 million relating to this program over this time period. We may incur additional charges in the future. These charges, along with any other charges, have adversely affected, and will continue to adversely affect, our results of operations for the periods in which such charges have been or will be incurred.
We may have difficulty obtaining additional capital because of reduced funding of and lending to companies in the optical components industry
The optical components sector of the telecommunications industry in which we operate has been severely affected by the downturn in the global economy. As a result, companies in this sector have experienced difficulty in raising capital, whether through equity or debt financing. Because the share values of optical component suppliers have declined markedly during the downturn, we may experience difficulty raising additional capital or may have to accept capital financing on less than optimal terms.
Our future success will depend on our ability to manufacture and sell our products, some of which have recently been commercially introduced and may not achieve commercial acceptance
In connection with our acquisitions from Nortel Networks Corporation and Marconi Optical Components Limited, we added several new products to our product line, some of which have not yet successfully completed a specific series of tests that demonstrate those products meet industry-wide standards and are suitable for customer specific use. Until these tests are complete for a given product, that product does not qualify for volume production. We cannot assure investors that these products, or the proprietary technology upon which any of these products is based, will achieve broad market acceptance.
In addition, a decline in demand for any of our product lines due to faults or quality problems, the introduction of superior products by competitors, technological changes or other reasons could undermine confidence in and demand for our products. This decline in demand could have a material adverse effect on our customer relationships and business prospects.
We may encounter unexpected costs or delays in commencing manufacturing at the facility in Shenzhen, China
We intend to take advantage of the comparatively low manufacturing costs in China by conducting manufacturing activities at our facility in Shenzhen, China. Operations in China are subject to greater political, legal and economic risks than our operations in other countries. In order to commence activity at the facility, we must obtain required legal authorization, train and hire a workforce and invest in activation of the facility. The legal system in China is undeveloped and subject to change with little or no notice, and enforceability of existing laws and regulations is uncertain. Requisite legal permits may not be obtained and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. The hiring and training of an appropriate labor force requires an investment of our resources, and may take longer than anticipated. We have been advised that power may be rationed in the location of our Shenzhen facility, and were power rationing to be implemented, it could either have an adverse impact on our ability to complete manufacturing commitments on a timely basis or, alternatively, requires significant investment in generating capacity and to sustain uninterrupted operations at the facility. In addition, the success of our restructuring efforts is contingent, in part, on our ability to transfer certain manufacturing and test functions from our facilities in the UK to China, which would be hindered by a potential power rationing. We may also encounter delays or dislocation in the transfer of product lines to Shenzhen, China, or quality issues as we ramp up manufacturing activities. We may also be required to expend greater amounts than we currently anticipate in connection with the reactivation of the facility. Any one of these factors, or a combination of them, could result in the incurrence of unanticipated costs, with the potential to materially and adversely affect our business.

Our results of operations may suffer if we do not effectively manage our inventory and we may incur inventory-related charges
To achieve commercial success with our product lines, we need to manage our inventory of component parts and finished goods effectively to meet changing customer requirements. The ability to accurately forecast customers’ product needs in the current economic environment is very difficult. Some of our products and supplies have in the past, and may in the future, become obsolete while in inventory due to rapidly changing customer specifications or a decrease in customer demand. If we are not able to manage our inventory effectively, we may need to write-down the value of some of our existing inventory or write-off unsaleable or obsolete inventory, which would adversely affect our results of operations. We have from time to time incurred significant inventory-related charges. Any such charges we incur in future periods could significantly adversely affect our results of operations.
Our products are complex, may take longer to develop than originally anticipated and are highly dependent on the needs of our customers’ design and development programs
Many of our new products must be tailored to customer specifications. As a result, we are constantly developing new products and using new technologies in those products. These products often take 12 to 18 months to develop because of their complexity and because customer specifications sometimes change during the development cycle. We fund a significant majority of the design work, but have in the past received small contributions from customers, which we credit against research and development expenditure. In the event that a customer cancelled or modified a design project before we began large-scale manufacture of the product and received revenue from the customer, we would not be able to recover those expenses and our results of operations would be adversely affected. It is difficult to predict with any certainty, particularly in the present economic climate, the frequency with which customers will cancel or modify their projects, or the effect that any cancellation or modification would have on our results of operations. The complex production processes for our products require careful and constant maintenance of fine tolerances that can be disrupted by unknown or unforeseen causes. Our products may also contain defects when first introduced or as new versions are released. We could also incur significant unanticipated costs in attempting to complete the development of new products or to fix defective products. In addition, the need to contain research and development costs may have an adverse effect on our development of new products and enhancement of existing product offerings.
We have substantially redefined our business, making it difficult to evaluate our business based upon our historical financial results
From 1997 through 2000, our principal product line was based upon our proprietary silicon-based integrated optical circuitry, or ASOC, platform. In 2001 and 2002, as market demand for optical components continued to decline and some companies began to exit the industry, we redefined our business away from our product line of ASOC-based, passive, fully-integrated components towards providing a range of active optical components. As a result, in 2002 and 2003, we discontinued development of our ASOC-based products and shifted our strategic focus to becoming a supplier of optical components for the telecommunications market through the acquisition of companies or product lines. In the past three years, our acquisitions have included New Focus and the optical components businesses of Marconi Communications and Nortel Networks. This shift in our business model has substantially redefined our business plan and expanded our market focus and has resulted in large changes in our revenues and expenses as we acquire and integrate companies and product lines. As a result of our past acquisitions and our continued plan to acquire and integrate additional companies or product lines that we believe can be exploited in the current market environment, and, if necessary, to divest companies or product lines that do not fit within our redefined business, our financial results for any period or changes in our results across periods may continue to dramatically change. Our historical financial results, therefore, should not be relied upon to accurately predict our future operating results, thereby making the evaluation of our business more difficult.
We may experience low manufacturing yields
Manufacturing yields depend on a number of factors, including the volume of production due to customer demand and the nature and extent of changes in specifications required by customers for which we perform design-in work. Higher volumes due to demand for a fixed, rather than continually changing, design generally result in higher manufacturing yields, whereas lower volume production generally results in lower yields. In addition, lower yields may result, and have in the past resulted, from commercial shipments of products prior to full manufacturing qualification to the applicable specifications. Changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new product lines have historically caused, and may in the future cause, significantly reduced manufacturing yields, resulting in low or negative margins on those products. Moreover, an increase in the rejection rate of products during the quality control process either pre, during or post manufacture results in lower yields and margins. Finally, manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers.

We may be faced with product liability claims
Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects and for consequential damages. They could, moreover, impair the market’s acceptance of our products. Both could have a material adverse effect on our business and financial condition. In addition, we may assume product warranty liabilities related to companies we acquire which could have a material adverse effect on our business and financial condition. In order to mitigate the risk of liability for damages, we carry product liability insurance with a $26.0 million aggregate annual limit and errors and omissions insurance with a $5.0 million annual limit. We cannot assure investors that this insurance could adequately cover our costs arising from defects in our products or otherwise.
Our intellectual property rights may not be adequately protected
Our future success will depend, in large part, upon our intellectual property rights, including patents, design rights, trade secrets, trademarks, know-how and continuing technological innovation. We maintain an active program of identifying technology appropriate for patent protection. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge our exclusive ownership of all intellectual property developed by the individuals during their work for us and require that all proprietary information disclosed will remain confidential. Although such agreements may be binding, they may not be enforceable in all jurisdictions.
Our intellectual property portfolio is an important corporate asset. The steps we have taken and may take in the future to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. We cannot assure investors that our competitors will not successfully challenge the validity of these patents, or design products that avoid infringement of our proprietary rights with respect to our technology. There can be no assurance that other companies are not investigating or developing other similar technologies, that any patents will issue from any application pending or filed by us or that, if patents do issue, the claims allowed will be sufficiently broad to deter or prohibit others from marketing similar products. In addition, we cannot assure investors that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights under those patents will provide a competitive advantage to us. Further, the laws of certain territories in which our products are or may be developed, manufactured or sold, including South East Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States, the United Kingdom and continental European countries.
Our products may infringe the intellectual property rights of others
Companies in the industry in which we operate frequently receive claims of patent infringement or infringement of other intellectual property rights. In this regard, third parties may in the future assert claims against us concerning our existing products or with respect to future products under development. We have entered into and may in the future enter into indemnification obligations in favor of some customers that could be triggered upon an allegation or finding that we are infringing other parties’ proprietary rights. If we do infringe a third party’s rights, we may need to negotiate with holders of patents relevant to our business. We have from time to time received notices from third parties alleging infringement of their intellectual property and as a result have entered into license agreements with those third parties with respect to that intellectual property. We may not in all cases be able to resolve allegations of infringement through licensing arrangements, settlement, alternative designs or otherwise. We may take legal action to determine the validity and scope of the third-party rights or to defend against any allegations of infringement. In the course of pursuing any of these means we could incur significant costs and diversion of our resources. Due to the competitive nature of our industry, it is unlikely that we could increase our prices to cover such costs. In addition, such claims could result in significant penalties or injunctions that could prevent us from selling some of our products in certain markets or result in settlements that require payment of significant royalties that could adversely affect our ability to price our products profitably.

If we fail to obtain the right to use the intellectual property rights of others necessary to operate our business, our ability to succeed will be adversely affected
The telecommunications and optical components markets in which we sell our products have experienced frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and our competitors. Optical component suppliers may seek to gain a competitive advantage or other third parties may seek an economic return on their intellectual property portfolios by making infringement claims against us. In the future, we may need to obtain license rights to patents or other intellectual property held by others to the extent necessary for our business. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. Licenses granting us the right to use third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our operating results. Our larger competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage.
We depend on a limited number of suppliers who could disrupt our business if they stopped, decreased or delayed shipments
We depend on a limited number of suppliers of raw materials and equipment used to manufacture our products. Some of these suppliers are sole sources. We typically have not entered into long-term agreements with our suppliers and, therefore, these suppliers generally may stop supplying materials and equipment at any time. The reliance on a sole or limited number of suppliers could result in delivery problems, reduced control over product pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Any supply deficiencies relating to the quality or quantities of materials or equipment we use to manufacture our products could adversely affect our ability to fulfill customer orders or our financial results of operations.
If we fail to attract and retain key personnel, our business could suffer
Our future depends, in part, on our ability to attract and retain key personnel. Competition for highly skilled technical people is extremely intense, and, the current economic environment notwithstanding, we continue to face difficulty identifying and hiring qualified engineers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive management team and other key management and technical personnel, each of whom would be difficult to replace. The loss of services of these or other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business.
Similar to other technology companies, we rely upon our ability to use stock options and other forms of equity-based compensation as key components of our executive and employee compensation structure. Historically, these components have been critical to our ability to retain important personnel and offer competitive compensation packages. Without these components, we would be required to significantly increase cash compensation levels (or develop alternative compensation structures) in order to retain our key employees, particularly as and when an industry recovery returns. Recent proposals to modify accounting rules relating to the expensing of equity compensation may cause us to substantially reduce, or even eliminate, all or portions of our equity compensation programs.
Our business and future operating results may be adversely affected by events outside of our control
Our business and operating results are vulnerable to interruption by events outside of our control, such as earthquakes, fire, power loss, telecommunications failures, political instability, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of additional military action or additional terrorist activities and associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce.
Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of our common stock
We account for our acquisitions, including the acquisition of New Focus, using the purchase method of accounting. In accordance with U.S. GAAP, we allocate the total estimated purchase price to the acquired company’s net tangible assets, amortizable intangible assets, and in-process research and development based on their fair values as of the date of announcement of the transaction, and record the excess of the purchase price over those fair values as goodwill. With respect to our acquisition of New Focus, we expensed the portion of the estimated purchase price allocated to in-process research and development in the first quarter of 2004. We will incur an increase in the amount of amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with the merger on an annual basis. To the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, we may be required to incur material charges relating to the impairment of those assets. For example, the quarter ended April 2, 2005, we recorded an impairment charge of $98.1 million related to goodwill. In addition, in the past, after the completion of a transaction, we have amended the provisional values of certain inventory we obtained as part of transactions, specifically the Nortel Networks acquisition. This amendment resulted in the value of our inventory being increased by $20.2 million, current liabilities being increased by approximately $1.3 million, intangible assets being decreased by approximately $9.1 million and property, plant and equipment increased by $9.8 million. We cannot assure you that we will not have to make other similar modifications to our historical financial results in the future. In addition, there can be no assurance that we will not incur restructuring charges as a result of any such transaction, which may have an adverse effect on our earnings.
Our business involves the use of hazardous materials, and environmental laws and regulations may expose us to liability and increase our costs
We historically have handled small amounts of hazardous materials as part of our manufacturing activities and now handle more and different hazardous materials as a result of the manufacturing processes related to New Focus, the optical components business acquired from Nortel Network Corporation and the product lines we acquired from Marconi Optical Components Limited. Consequently, our operations are subject to environmental laws and regulations governing, among other things, the use and handling of hazardous substances and waste disposal. We may be required to incur environmental costs to comply with current or future environmental laws. As with other companies engaged in manufacturing activities that involve hazardous materials, a risk of environmental liability is inherent in our manufacturing activities, as is the risk that our facilities will be shut down in the event of a release of hazardous waste. The costs associated with environmental compliance or remediation efforts or other environmental liabilities could adversely affect our business.
The markets in which we operate are highly competitive, which could result in lost sales and lower revenues
The market for fiber optic components is highly competitive and such competition could result in our existing customers moving their orders to competitors. Certain of our competitors may be able more quickly and effectively to:
•	respond to new technologies or technical standards;
•	react to changing customer requirements and expectations;
•	devote needed resources to the development, production, promotion and sale of products; and
•	deliver competitive products at lower prices.
In addition, market leaders in industries such as semiconductor and data communications, who may have significantly more resources than we do, may in the future enter our market with competing products. All of these risks may be increased if the market were to consolidate through mergers or business combinations between competitors.
We cannot assure investors that we will be able to compete successfully with our competitors or that aggressive competition in the market will not result in lower prices for our products or decreased gross profit margins. Any such development would have a material adverse effect on our business, financial condition and results of operations.
Major litigation regarding Bookham Technology plc’s initial public offering and follow-on offering and any other litigation in which we become involved, including as a result of acquisitions, may substantially increase our costs and harm our business
On June 26, 2001, a putative securities class action captioned Lanter v. New Focus, Inc. was filed against New Focus, Inc. and several of its officers and directors, or the Individual Defendants, in the United States District Court for the Southern District of New York. Also named as defendants were Credit Suisse First Boston Corporation, Chase Securities, Inc., U.S. Bancorp Piper Jaffray, Inc. and CIBC World Markets Corp., or the Underwriter Defendants, the underwriters in New Focus’s initial public offering. Three subsequent lawsuits were filed containing substantially similar allegations. These complaints have been consolidated. On April 19, 2002, plaintiffs filed an Amended Class Action Complaint, described below, naming as defendants the Individual Defendants and the Underwriter Defendants.

On November 7, 2001, a Class Action Complaint was filed against Bookham Technology plc and others in the United States District Court for the Southern District of New York. On April 19, 2002, plaintiffs filed an Amended Complaint. The Amended Complaint names as defendants Bookham Technology plc, Goldman, Sachs & Co. and FleetBoston Robertson Stephens, Inc., two of the underwriters of Bookham Technology plc’s initial public offering in April 2000, and Andrew G. Rickman, Stephen J. Cockrell and David Simpson, each of whom was an officer and/or director at the time of the initial public offering.
The Amended Complaints assert claims under certain provisions of the securities laws of the United States. They allege, among other things, that the prospectuses for Bookham Technology plc’s and New Focus’s initial public offerings were materially false and misleading in describing the compensation to be earned by the underwriters in connection with the offerings, and in not disclosing certain alleged arrangements among the underwriters and initial purchasers of ordinary shares, in the case of Bookham Technology plc, or common stock, in the case of New Focus, from the underwriters. The Amended Complaints seek unspecified damages (or in the alternative rescission for those class members who no longer hold ordinary shares, in the case of Bookham Technology plc or common stock, in the case of New Focus), costs, attorneys’ fees, experts’ fees, interest and other expenses. In October 2002, the individual defendants were dismissed, without prejudice, from the action. In July 2002, all defendants filed Motions to Dismiss the Amended Complaints. The motion was denied as to Bookham Technology plc and New Focus in February 2003. Special committees of the board of directors authorized the companies to negotiate a settlement of pending claims substantially consistent with a memorandum of understanding negotiated among class plaintiffs, all issuer defendants and their insurers. Plaintiffs and most of the issuer defendants and their insurers have entered into a stipulation of settlement for the claims against the issuer defendants, including the Company. Under the stipulation of settlement, the plaintiffs will dismiss and release all claims against participating defendants in exchange for a payment guaranty by the insurance companies collectively responsible for insuring the issuers in the related cases, and the assignment or surrender to the plaintiffs of certain claims the issuer defendants may have against the underwriters. On February 15, 2005, the Court issued an Opinion and Order preliminarily approving the settlement, providing that the defendants and plaintiffs agree to a modification narrowing the scope of the bar order set forth in the original settlement agreement. We believe that both Bookham and New Focus have meritorious defenses to the claims made in the Amended Complaints and we therefore believe that such claims will not have a material effect on our financial position.
On February 13, 2002, Howard Yue, the former sole shareholder of Globe Y Technology, Inc., a company acquired by New Focus in February 2001, filed a lawsuit against New Focus and several of its officers and directors in Santa Clara County Superior Court. The lawsuit is captioned Howard Yue v. New Focus, Inc. et al, and asserts claims stemming from New Focus’s acquisition of Globe Y. Technology, Inc. The plaintiff has amended his complaint several times following the Court’s dismissal of his earlier complaints. Currently, the plaintiff’s fifth amended complaint alleges the following causes of action against New Focus: violation of §25400 and §25500 of the California Corporations Code; violation of §§1709-1710 of the California Civil Code; violation of §25402 of the California Corporations Code; violation of §17200 and §17500 of the California Business & Professions Code; fraud and deceit by concealment; fraud and deceit by active concealment; fraud and deceit based upon non-disclosure of material facts; negligent misrepresentation; and breach of contract and the duty of good faith and fair dealing. The complaint seeks unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief. In November 2004, defendants filed answers to the plaintiff’s fifth amended complaint denying the plaintiff’s allegations and asserting various defenses.
In addition, in October 2003, New Focus filed a cross-complaint against Mr. Yue seeking damages in connection with Mr. Yue’s conduct during the acquisition of Globe Y. Technology, Inc., by New Focus. In February 2004, New Focus filed a corrected amended cross-complaint against Mr. Yue. In May 2004, Mr. Yue filed an answer to New Focus’s corrected amended cross-complaint denying New Focus’s allegations and asserting various defenses. In December 2004, plaintiff and defendants filed a motion for summary judgment and/or summary adjudication with respect to the corrected amended cross-complaint and certain causes of action in the fifth amended complaint. On April 26, 2005, the Court denied both plaintiff’s and defendant’s motions. The trial date had been continued to an unspecified future date. New Focus intends to conduct a vigorous defense of this lawsuit.
Litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on our business, results of operations and financial condition. Any litigation to which we are subject may be costly and, further, could require significant involvement of our senior management and may divert management’s attention from our business and operations.

Our success will depend on our ability to anticipate and respond to evolving technologies and customer requirements
The market for telecommunications equipment is characterized by substantial capital investment and diverse and evolving technologies, such as fiber optic, cable, wireless and satellite technologies. Our ability to anticipate changes in technology, industry standards, customer requirements and product offerings and to develop and introduce new and enhanced products will be significant factors in our ability to succeed. We expect that new technologies will continue to emerge as competition in the telecommunications industry increases and the need for higher and more cost efficient bandwidth expands. The introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.
A variety of factors could cause the trading price of our common stock to be volatile or decline
The market price of our common stock has been, and is likely to continue to be, highly volatile due to causes other than publication of our business results, such as:
•	announcements by our competitors and customers of their historical results or technological innovations or new products;
•	developments with respect to patents or proprietary rights;
•	governmental regulatory action; and
•	general market conditions.
Since Bookham Technology plc’s initial public offering in April 2000, Bookham Technology plc’s ADSs and ordinary shares and the shares of our customers and competitors experienced substantial price and volume fluctuations, in many cases without any direct relationship to the affected company’s operating performance. An outgrowth of this market volatility is the significant vulnerability of our stock price and the stock prices of our customers and competitors to any actual or perceived fluctuation in the strength of the markets we serve, regardless of the actual consequence of such fluctuations. As a result, the market prices for these companies are highly volatile. These broad market and industry factors caused the market price of Bookham Technology plc’s ADSs, ordinary shares, and our common stock to fluctuate, and may in the future cause the market price of our common stock to fluctuate, regardless of our actual operating performance or the operating performance of our customers.
The future sale of substantial amounts of our common stock could adversely affect the price of our common stock
On December 20, 2004, we issued convertible debentures and warrants in a private placement with institutional investors. The debentures and warrants issued in connection with the private placement are convertible or exercisable, as applicable, for up to an aggregate of 7,797,526 shares of our common stock, subject to adjustment in certain circumstances. In March 2004, Bookham Technology plc issued what amounted to 7,866,100 shares of our common stock in connection with the New Focus merger. In addition, in connection with Bookham Technology plc’s acquisition of the optical components business from Nortel Network Corporation, Bookham Technology plc issued to Nortel Networks Limited, Nortel Networks Optical Components Limited, and Nortel Networks UK Limited, an aggregate of 6.1 million shares of our common stock and a warrant to purchase 900,000 shares of our common stock. As of April 2, 2005, Nortel Networks Limited held approximately 2,378,941 shares of our common stock, Nortel Networks Optical Components Limited held approximately 721,058 shares of our common stock, and Nortel Networks UK Limited held approximately 900,000 shares of our common stock. Other stockholders or groups of stockholders also hold significant percentages of our shares of common stock. Sales by stockholders who acquired shares pursuant to the New Focus merger, by Nortel Networks, by institutional investors holding the convertible debentures and warrants or by other holders of substantial amounts of our shares in the public or private market could adversely affect the market price of our common stock by increasing the supply of shares available for sale compared to the demand in the private and public capital markets to buy our common stock. These sales may also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate to meet our capital needs.

Recently enacted and proposed regulatory changes may cause us to incur increased costs
Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, will increase our expenses as we evaluate the implications of new rules and devote resources to respond to the new requirements. In particular, we expect to incur additional selling, general and administrative expenses as we implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our independent auditors to attest to, our internal controls. We must be compliant with Section 404 of the Sarbanes-Oxley act by July 2005. The compliance of these new rules could also result in continued diversion of management’s time and attention, which could prove to be disruptive to normal business operations. Further, the impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers, which could harm our business.
Some anti-takeover provisions contained in our charter and under Delaware laws could hinder a takeover attempt
We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short-term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our board of directors into three classes of directors serving three-year terms and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus, any prospectus supplement we may use in connection with this prospectus, and the documents we incorporate by reference into this prospectus contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. For this purpose, any statements contained herein that relate to future events or conditions, including without limitation, the statements included or incorporated by reference into this prospectus regarding industry prospects and our prospective results of operations or financial position, may be deemed to be forward-looking statements. The words “believes,” “anticipates,” “plans,” “expects,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements represent management’s current expectations and are inherently uncertain. The important factors discussed above under “Risk Factors,” among others, could cause actual results to differ materially from those indicated by such forward-looking statements. Any such forward-looking statements represent management’s views as of the date of the document in which such forward-looking statement is contained. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change.
USE OF PROCEEDS
     Unless we otherwise indicate in the applicable prospectus supplement, we currently intend to use the net proceeds from this offering primarily for working capital purposes in the ordinary course of business and general corporate purposes.
     The amounts actually spent by us for any specific purpose may vary significantly and will depend on a number of factors, including the progress of our restructuring plans and our commercialization and development efforts. Accordingly, our management has broad discretion to allocate the net proceeds. Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.
     We may set forth additional information on the use of net proceeds from the sale of common stock we offer under this prospectus in a prospectus supplement relating to the specific offering.

DESCRIPTION OF CAPITAL STOCK
Common Stock
Bookham is authorized to issue 175,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.
Under Bookham’s certificate of incorporation, holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by Bookham’s board of directors, subject to any preferential dividend or other rights of outstanding preferred stock. Upon Bookham’s dissolution or liquidation, the holders of common stock are entitled to receive proportionately Bookham’s net assets available after the payment of all debts and other liabilities and subject to the preferential or other rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Bookham’s outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Bookham may designate and issue in the future.
Blank Check Preferred Stock
Bookham is authorized to issue 5,000,000 shares of preferred stock, $0.01 par value per share.
Under Bookham’s certificate of incorporation, Bookham’s board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Bookham’s board of directors has the discretion to determine the designations, rights, preferences, privileges, qualifications, limitations and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing Bookham’s board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of Bookham’s outstanding voting stock. Bookham has no present plans to issue any shares of preferred stock.
Delaware Law and Charter and Bylaw Provisions
Bookham is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.
Bookham’s certificate of incorporation divides Bookham’s board of directors into three classes serving staggered three-year terms. In addition, Bookham’s certificate of incorporation provides that Bookham’s directors may be removed only for cause by the affirmative vote of at least 75% of Bookham’s shares of capital stock entitled to vote. Any vacancy on Bookham’s board of directors may only be filled by vote of a majority of Bookham’s directors then in office, or by a sole remaining director. The classification of Bookham’s board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire or discourage a third party from acquiring, control of Bookham.

Bookham’s certificate of incorporation provides that any action required or permitted to be taken by Bookham’s stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Bookham’s certificate of incorporation further provides that special meetings of the stockholders may only be called by Bookham’s board of directors, chairman of the board or chief executive officer. Under Bookham’s by-laws, in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with advance notice requirements. These provisions could have the effect of delaying, until the next stockholders’ meeting, stockholder actions which are favored by the holders of a majority of Bookham’s outstanding voting securities. These provisions may also discourage a third party from making a tender offer for Bookham’s common stock, because even if it acquired a majority of Bookham’s outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.
The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Bookham’s certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of the shares of Bookham’s capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.
Bookham’s certificate of incorporation contains provisions permitted under the General Corporation Law of the State of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty as a director, except in some circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, Bookham’s certificate of incorporation contains provisions to indemnify Bookham’s directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. Bookham believe that these provisions will assist Bookham in attracting and retaining qualified individuals to serve as directors and officers.
Delaware Anti-Takeover Law
     We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or unless the interested stockholder acquired at least 85 percent of the corporation’s voting stock (excluding shares held by designated stockholders) in the transaction in which it became an interested stockholder. A “business combination” includes mergers, assets sales and other transactions resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the previous three years did own, 15 percent or more of the corporation’s voting stock.
Director and Officer Protection
     Our certificate of incorporation and by-laws contain provisions which provide for the indemnification and limitation of liability of directors and officers. Our by-laws provide that, in general, we shall indemnify each of our directors and officers against liabilities incurred by reason of the fact that such person was a director or officer of Bookham if such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Bookham. Our certificate of incorporation also provides that our directors may not be held personally liable to Bookham or our stockholders for monetary damages for a breach of fiduciary duty, except in specified circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law. However, such limitation of liability would not apply to violations of the federal securities laws, nor does it limit the availability of nonmonetary relief in any action or proceeding against a director.
Transfer Agent
     The transfer agent for our common stock is Bank of New York.

DESCRIPTION OF CERTAIN INDEBTEDNESS
     Bookham issued $25.5 million aggregate principal amount of 7.0% senior unsecured convertible debentures in December 2004. Interest accrues on the senior unsecured convertible debentures at a rate of 7.0% per annum. The debentures may be converted into shares of the Bookham common stock at the option of the holder prior to the maturity of the debentures on December 20, 2007. The conversion price of the debentures is $5.50.
PLAN OF DISTRIBUTION
     We may sell the shares of common stock being offered hereby in one or more of the following ways from time to time:
•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors; or

•	directly to investors.
     We will set forth in a prospectus supplement the terms of the offering of the common stock, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the common stock being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional shares of common stock from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such shares of common stock may be listed.
Agents
     We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.
Underwriters
     If we use underwriters for a sale of the common stock, the underwriters will acquire the shares of common stock for their own account. The underwriters may resell the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the common stock offered. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.
Direct Sales
     We may also sell common stock directly to one or more purchasers without using underwriters or agents.
     Underwriters, dealers and agents that participate in the distribution of the common stock may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the common stock may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

Trading Markets and Listing of Securities
     Our common stock in listed on the Nasdaq National Market. It is possible that one or more underwriters may make a market in our common stock, but any underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.
     In connection with an offering, an underwriter may purchase and sell the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common stock from us in the offering, if any. If the underwriters have an over-allotment option to purchase additional shares of common stock from us, the underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of common stock in the open market. In determining the source of common stock to close out the covered short position, the underwriters may consider, among other things, the price of the common stock available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are any sales in excess of such option or where the underwriters do not have an over-allotment option. The underwriters must close out any naked short position by purchasing common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.
     Accordingly, to cover these short sales positions or to otherwise stabilize or maintain the price of the common stock, the underwriters may bid for or purchase shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The impositions of a penalty bid may also effect the price of the common stock to the extent that it discourages resale of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

LEGAL MATTERS
     The validity of the shares of common stock covered by this prospectus will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts.
EXPERTS
     The consolidated financial statements of Bookham, Inc. appearing in Bookham, Inc.’s Annual Report (Form 10-K/A Amendment No. 2) for the transition period ended July 3, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational requirements of the Securities Exchange Act of 1934 and file annual, quarterly and special reports, proxy statements and other documents with the SEC. You may read and copy any reports, proxy statements and other documents we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of these reports, proxy statements and other documents at the SEC’s website, the address of which is http://www.sec.gov.
     We have filed a registration statement on Form S-3 and related exhibits with the SEC under the Securities Act of 1933. The registration statement contains additional information about us and the shares of common stock covered by this prospectus. You may inspect the registration statement and exhibits without charge and obtain copies from the SEC at the location above or from the SEC’s web site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     We are incorporating by reference certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the shares of common stock covered hereby.
•	Our Transition Report on Form 10-K/A for the period ended July 3, 2004, filed with the SEC on October 5, 2004;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2004, filed with the SEC on November 12, 2004;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2005, filed with the SEC on February 10, 2005;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2005, filed with the SEC on May 17, 2005;

•	Our Current Report on Form 8-K filed with the SEC on May 6, 2005; and

•	Our Current Report on Form 8-K filed with the SEC on June 22, 2005.
     A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.
     You may request a free copy of any of the documents incorporated by reference into this prospectus by writing or telephoning us at the following address:
Bookham, Inc.,
2584 Junction Avenue
San Jose, California 95134
(408) 919-1500

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the expenses expected to be incurred by Bookham in connection with the registration and distribution of the securities registered hereby, all of which expenses will be borne by Bookham. Except for the SEC registration fee and NASD filing fee, all such expenses are estimated.

Amount
SEC registration fee	$4,120
NASD filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
NASDAQ National Market fees
Miscellaneous expenses

Total	$

Item 15. Indemnification of Directors and Officers.
     Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Bookham, Inc. has included such a provision in its Certificate of Incorporation.
     Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.
     Bookham, Inc. has purchased directors’ and officers’ liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16. Exhibits.
     The following exhibits are filed with this registration statement.

Exhibit Number	Description
4.1	Certificate of Incorporation of the registrant (1)

4.2	By-Laws of the registrant. (1)

4.3	Form of common stock certificate. (1)

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.

23.1	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in the opinion filed as Exhibit 5.1).

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

24.1	Powers of Attorney (included on signature pages).

(1)	Incorporated by reference to Exhibits to the registrant’s Transition Report on Form 10-K/A filed with the Commission on October 5, 2004 (File No. 000-30684).
Item 17. Undertakings.
     The undersigned registrant hereby undertakes:
1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended that are incorporated by reference in this Registration Statement.
2.	That, for the purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.
3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Jose, State of California, on the 12 day of August, 2005.

BOOKHAM, INC.
By:	/s/ Giorgio Anania
Giorgio Anania
Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Giorgio Anania and Stephen Abely his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all his said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Giorgio Anania
Giorgio Anania	Chief Executive Officer and Director (Principal Executive Officer)	August 12, 2005

/s/ Stephen Abely
Stephen Abely	Chief Financial Officer (Principal Financial and Accounting Officer)	August 12, 2005

/s/ Joseph Cook
Joseph Cook	Director	August 12, 2005

/s/ Lori Holland
Lori Holland	Director	August 12, 2005

W. Arthur Porter	Director

/s/ Peter F. Bordui
Peter F. Bordui	Director	August 12, 2005

/s/ David Simpson
David Simpson	Director	August 12, 2005

/s/ Liam Nagle
Liam Nagle	Director	August 12, 2005

EXHIBIT INDEX

Exhibit Number	Description
4.1	Certificate of Incorporation of the registrant (1)

4.2	By-Laws of the registrant. (1)

4.3	Form of common stock certificate. (1)

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.

23.1	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in the opinion filed as Exhibit 5.1).

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

24.1	Powers of Attorney (included on signature pages).

(1)	Incorporated by reference to Exhibits to the registrant’s Transition Report on Form 10-K/A filed with the Commission on October 5, 2004 (File No. 000-30684).